Exhibit 99.1

Organigram to Report First Quarter Fiscal 2020 Results on January 14th, 2020 and Operational Update

MONCTON, New Brunswick--(BUSINESS WIRE)--January 3, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today it will report earnings results for its first quarter fiscal 2020 ended November 30, 2019 on Tuesday, January 14th after market close.

The Company will host a conference call to discuss the results:

Date:	January 14th, 2020
Time:	5:00 p.m. Eastern Time
Toll Free (North America) Dial-In Number:	1-866-211-4093
International Dial-In Number:	647-689-6727
Webcast:	https://event.on24.com/wcc/r/2152232/54B24C07755D838D71560C08FF6CC73E

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Additionally, the Company announced that Jeff Purcell, Senior Vice President of Operational Services has left Organigram to pursue other interests. We would like to thank Jeff for his many contributions to the organization and wish him well in his future endeavors. Mr. Purcell’s operational responsibilities will be diverted to Matt Rogers, Vice President of Operations, and the Company’s Research and Development group will now report directly into Organigram CEO, Greg Engel.

“We wish Mr. Purcell success in his future endeavours and will continue to build on the World Class facility that he has helped us create. I look forward to working directly with our Research and Development team to deliver on an ambitious innovation plan for 2020, a key pillar of success for us moving forward”.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653